EXHIBIT 99.2

Mynaric announces date of preliminary full-year 2022 financial results webcast and provides preliminary full-year 2022 results update

MUNICH, April 25, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today reported selected preliminary unaudited full-year 2022 results. For the full year 2022, Mynaric expects revenue of approximately EUR 4.4 million and a net operating loss of approximately EUR 73.8 million. Earlier this year, Mynaric reported on its key performance indicators for 2022 with optical communications terminal backlog of 256 units (financial year 2022 guidance as of October 25, 2022: >250 units) and cash-in from customer contracts for 2022 of EUR 18.3 million (financial year 2022 guidance as of October 25, 2022: EUR >20 million) with an additional approximately EUR 11 million invoiced in December 2022, which was received in January 2023.

In addition, Mynaric has scheduled a webcast to discuss its preliminary unaudited full-year 2022 financial results for Thursday, April 27, 2023, at 12:00 p.m. Eastern Daylight Time (6:00 p.m. Central European Summer Time).

Prior to the webcast on Thursday, April 27, 2023, Mynaric will release preliminary unaudited full year 2022 financial results over the newswire and publish such results in the Investor Relations section on mynaric.com (https://mynaric.com/investor-relations/overview/).

The webcast will include a presentation of these preliminary results along with a Q&A session with members of the management board of Mynaric including Co-CEOs, Bulent Altan and Mustafa Veziroglu, and CFO, Stefan Berndt-von Bülow.

Interested parties may listen to the webcast on the Investor Relations section of mynaric.com by pre-registering at the following registration link: Mynaric FY2022 Earnings Webcast Registration.

An archived version of the webcast along with corresponding slides will be available on the Investor Relations section on mynaric.com.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.